Exhibit 99.1

i

MAXSMAKING INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF APRIL 30, 2025 (UNAUDITED) AND OCTOBER 31, 2024

IN U.S. DOLLARS, EXCEPT SHARE DATA

	April 30, 2025	October 31, 2024
	(Unaudited)
ASSETS
Current Assets
Cash	$186,007	$176,236
Accounts receivable, net	6,011,750	6,188,992
Due from related parties	5,554	-
Inventories	3,528,337	2,633,615
Prepayments and other current assets	6,825,994	7,452,317
Total current assets	16,557,642	16,451,160

Non-Current Assets
Property and equipment, net	120,785	119,125
Intangible assets, net	6,850	7,433
Right-of-use assets, net	117,526	86,441
Deferred tax assets	44,407	24,538
Deferred offering cost	1,058,003	986,206
Total non-current assets	1,347,571	1,223,743

Total Assets	$17,905,213	$17,674,903

LIABILITIES AND EQUITY
Current Liabilities
Short-term loans	$2,173,189	$2,785,965
Accounts payable	2,433,012	2,127,623
Contract liability	459,408	512,859
Income tax payable	892,739	859,194
Other payables and accrued liabilities	932,469	867,249
Due to related parties	737,188	149,757
Lease liabilities-current	97,190	47,895
Total current liabilities	7,725,195	7,350,542

Non-Current Liabilities
Lease liabilities-non current	6,776	-
Long-term loans	1,840,642	2,058,651
Total non-current liabilities	1,847,418	2,058,651

Total liabilities	9,572,613	9,409,193

COMMITMENTS AND CONTINGENCIES (NOTE 17)		-

Equity
A Shares (US$ 0.01 par value; 7,575,000 A Shares authorized, 7,575,000 A Shares issued and outstanding as of April 30, 2025 and October 31, 2024)	75,750	75,750
B Shares (US$0.01 par value; 7,425,000 B Shares authorized, 7,425,000 B Shares issued and outstanding as of April 30, 2025 and October 31, 2024)	74,250	74,250
Additional paid-in capital	1,712,492	1,712,492
Statutory surplus reserve	705,396	705,396
Retained earnings	5,972,806	5,806,881
Accumulated other comprehensive income	(529,822)	(421,542)
Total MaxsMaking Inc.’s Equity	8,010,872	7,953,227

Non-Controlling Interests	321,728	312,483

Total equity	8,332,600	8,265,710

Total Liabilities and Equity	$17,905,213	$17,674,903

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

MAXSMAKING INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED APRIL 30, 2025 AND 2024

IN U.S. DOLLARS, EXCEPT SHARE DATA

	For The Six Months Ended
	April 30,
	2025	2024
Revenues	$12,404,234	9,734,003
Cost of revenues	(11,061,783)	(7,751,700)
Gross profit	$1,342,451	1,982,303

Operating expenses:
Sales and marketing expenses	(293,041)	(306,224)
General and administrative expenses	(416,039)	(314,290)
Research and development expenses	(458,025)	(298,381)
Total operating expenses	$(1,167,105)	(918,895)

Income from operations	$175,346	1,063,408

Other income (expense), net
Interest expenses	(84,275)	(69,615)
Interest income	135	326
Other income	42,771	14,848
Exchange gains	57,949	11,614
Other expenses	(17,126)	(11,713)
Income before income tax provision	$174,800	1,008,868
Income tax benefit (expense)	370	(25,006)
Net income	$175,170	983,862
Less: Net income attributable to non-controlling interest	9,245	41,455
Net income attributable to MaxsMaking Inc.	165,925	942,407

Other comprehensive income:
Foreign currency translation adjustment	108,280	13,554
Comprehensive income	$283,450	997,416
Less: comprehensive income (loss) attributable to non-controlling interests	3,379	(9,286)
Comprehensive income attributable to MaxsMaking Inc.	$280,071	1,006,702
Weighted Average Shares Outstanding- Diluted	15,000,000	15,000,000

Earnings per A share- basic and diluted	$0.02	0.13
Earnings per B share- basic and diluted	0.02	0.14

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

MAXSMAKING INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED APRIL 30, 2025 AND 2024

IN U.S. DOLLARS, EXCEPT SHARE DATA

	Common Stock			Additional	Accumulated		Non-		Total
	Shares*			Paid-in	Other	Statutory	Controlling	Retained	Stockholders’
	Class A	Class B	Amount	Comprehensive	Loss	Reserve	Interests	Earnings	Equity
Balance as of October 31, 2023	7,575,000	7,425,000	150,000	925,226	(458,256)	515,560	244,987	4,183,547	5,561,064

Capital Contributions	—	—	—	70,360	—	—	—	—	70,360

Net income	—	—	—	—	—	—	41,455	942,407	983,862

Foreign currency translation adjustment	—	—	—	—	(13,554)	—	—	—	(13,554)

Balance as of April 30, 2024 (Unaudited)	7,575,000	7,425,000	150,000	995,586	(471,810)	515,560	286,442	5,125,954	6,601,732

Balance as of October 31, 2024	7,575,000	7,425,000	150,000	1,712,492	(421,542)	705,396	312,483	5,806,881	8,265,710

Net income	—	—	—	—	—	—	9,245	165,925	175,170

Foreign currency translation adjustment	—	—	—	—	(108,280)	—	—	—	(108,280)

Balance as of April 30, 2025 (Unaudited)	7,575,000	7,425,000	150,000	1,712,492	(529,822)	705,396	321,728	5,972,806	8,332,600

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

MAXSMAKING INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED APRIL 30, 2025 AND 2024

IN U.S. DOLLARS, EXCEPT SHARE DATA

	For The Six Months Ended
	April 30,
	2025		2024
Cash Flows from Operating Activities:
Net income		$175,170	983,862
Depreciation of property and equipment		50,879	14,133
Allowance for expected credit loss		119,131	8,529
Reversal of expected credit loss		(15,579)	(145)
Amortization of right-of-use assets		26,092	90,317
Amortization of intangible assets		506	511
Other current assets and other receivables		(402,681)	-
Changes in operating assets and liabilities:
Accounts receivable		8,324	(1,709,906)
Inventories		(5,247)	(91,692)
Prepayments and other current assets		951,385	(245,798)
Amount due from related party		(5,569)	422
Deferred tax assets		(960,210)	597
Operating lease-right of use assets		(58,178)	(45,183)
Deferred financing cost		(938,993)	(646,615)
Other current liabilities		75,276	-
Other non-current assets		-	50,162
Accounts payable		328,826	425,692
Income tax payable		42,114	22,280
Contract liability		(48,136)	(381,151)
Other payables and accrued liabilities		-	106,249
Lease liabilities		56,727	(161,742)
Amount due to related party		1,447,089	(147,967)
Net cash provided by/ (used in) operating activities		846,926	(1,727,445)

Cash Flows from Investing Activities:
Purchases of property and equipment		(53,810)	(9,027)
Net cash used in investing activities		(53,810)	(9,027)

Cash Flows from Financing Activities:
Capital contributions		-	70,305
Proceeds from third parties loans		-	239,015
Proceeds from bank borrowings		124,609	2,671,579
Repayments of borrowings to third parties		(255,316)	(729,763)
Repayment of bank borrowings		(650,735)	(421,828)
Net cash (used in)/ provided by financing activities		(781,442)	1,829,308

Effect of Exchange Rate Changes on Cash		(492)	1,404

Net Increase in cash		11,182	94,240
Cash, Beginning of Period		174,825	132,150
Cash, End of Period		$186,007	226,390

Supplemental disclosure of cash flow information:	$
Cash paid for income tax		$10,959	2,345
Cash paid for interest		$29,403	64,902
Supplemental disclosure of non-cash flow information:
Right-of-use assets obtained in exchange for operating lease obligation		$56,398	125,552

The accompanying notes are integral part of these unaudited condensed consolidated financial statements.

MAXSMAKING INC.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

Business

MaxsMaking Inc. (“MaxsMaking” and collectively with its consolidated subsidiaries, the “Company”) is a manufacturer of customized consumer goods with a strong focus on advanced technology and innovation. The Company consists of various subsidiaries that specialize in different aspects of its businesses, including digital production, software development, product design and brand management, online sales and international trade. The Company was founded in 2007, with its headquarters located in Shanghai, China, our manufacturing facilities located in Yiwu, Zhejiang province and Zhumadian, Henan province.

Leveraging the advantages of talent and resource integration, industrial chain and internet, the Company specializes in the manufacturing customized products, a blue ocean market of the manufacturing industry. Serving small and medium-sized enterprises and individual e-commerce sellers with their needs for small batch customized products, the Company currently mainly uses cotton cloth, nylon cloth, polyester, recycled polyethylene terephthalate (rPET) and other materials to produce backpacks, shopping bags, aprons, tablecloths and other consumer goods. The Company serves enterprises, schools, government agencies, non-profit organizations, e-commerce sellers and various groups and organizations to meet their needs for small-batch customized products. The Company is committed to helping customers build brand image and improve market competitiveness. In the production process, the Company uses sustainable raw materials and production methods to provide customers with high-quality products, and it pays attention to environmental protection and social responsibility in the meantime.

Organizations

MaxsMaking Inc. (“MaxsMaking” and collectively with its consolidated subsidiaries, the “Company”) is a limited liability company incorporated under the laws of the BVI on August 14, 2023.

MaxKraft Inc (“MaxKraft”) is a limited liability company incorporated on August 21, 2023 under the Laws of Hong Kong and a wholly owned subsidiary of MaxsMaking.

MaxsMaking Group Limited (“MaxsMaking HK”) is a limited liability company incorporated on September 4, 2023, under the Laws of Hong Kong and a wholly owned subsidiary of MaxKraft.

Ververise Group Limited (“Ververise HK”) is a limited liability company incorporated on November 6, 2023,under the laws of Hong Kong and a wholly owned subsidiary of MaxKraft.

Zhejiang MaxsMaking Technology Co., Ltd. (“WFOE” or “Zhejiang MaxsMaking”) is a limited liability company incorporated on January 11 under the laws of the PRC, and is 100% owned by MaxsMaking HK.

Zhejiang Haodingduo Intelligent industry Group Co., Ltd. (“Intelligent Industry Company”) is a limited liability company incorporated on July 27, 2023 under the laws of the PRC with 99% equity interest owned by WOFE and 1% equity interest owned by Ververise HK.

Shanghai Alliance Industrial Co., Ltd. (“Shanghai Alliance”) is a limited liability company incorporated on January 29, 2007 under the laws of the PRC with 100% equity interest owned by Intelligent Industry Company.

Shanghai Supreme Technology Co., Ltd. (“Supreme Technology”) is a limited liability company incorporated on December 12, 2016 under the laws of the PRC with 90% equity interest owned by Shanghai Alliance.

Zhejiang Alliance Arts and Crafts Co., Ltd. is a limited liability company incorporated on December 27, 2018 under the laws of the PRC and a wholly owned subsidiary of Shanghai Alliance.

Shanghai Lvzao Intelligent Technology Co., Ltd. is a limited liability company incorporated on October 11, 2021 under the laws of the PRC and a wholly owned subsidiary of Shanghai Alliance.

Haodingduo (Shanghai) Technology Co., Ltd. (“Haodingduo Shanghai”) is a limited liability company incorporated on August 10, 2021 under the laws of the PRC and a wholly owned subsidiary of Shanghai Alliance.

Zhumadian City Haoyi Craft Products Co., Ltd.(“Zhumadian”) is a limited liability company incorporated on March 20, 2022 under the laws of the PRC with 95% equity interest owned by Haodingduo Shanghai.

Haodingduo (Zhejiang) Web Science and Technology Co., Ltd. is a limited liability company incorporated on July 27, 2021 under the laws of the PRC and a wholly owned subsidiary of Supreme Technology.

Haodingduo Brand Management Co., Ltd. is a limited liability company incorporated on November 29, 2021 under the laws of the PRC and a wholly owned subsidiary of Supreme Technology.

Reorganization

A reorganization of the Company’s legal structure (“Reorganization”) was completed on February 1, 2024. The reorganization involved the incorporation of offshore entities of MaxsMaking, MaxKraft, Ververise HK and MaxsMaking HK.

Intelligent Industry Company was originally wholly owned by Zhejiang Haodingduo Intelligent Technology Group Co., Ltd. In December 2023, Ververise HK acquired an aggregate of 1% equity interest of Intelligent Industry Company by subscribing to its additional capital, after which Zhejiang Haodingduo Intelligent Technology Group Co. became a 99% shareholder of Intelligent Industry Company. In January 2024, Zhejiang MaxsMaking acquired an aggregate of 99% equity interest of Intelligent Industry Company from Zhejiang Haodingduo Intelligent Technology Group Co., Ltd., replacing it as a shareholder of Haodingduo Intelligent Industry. Zhejiang MaxsMaking is a wholly-owned subsidiary of MaxsMaking HK. After Ververise HK was acquired by Maxkraft on February 1, 2024, MaxsMaking Inc. indirectly owned 100% of the equity interest of the Intelligent Industry Company and Shanghai Alliance, becoming the ultimate holding company of Shanghai Alliance’s subsidiaries.

The Reorganization has been accounted for as a recapitalization among entities under common control since the same controlling shareholders controlled all these entities before and after the Reorganization. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities combined from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

2.	Summary of significant accounting policies

(a)	Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions. Such estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements. Significant accounting estimates reflected in the Company's consolidated financial statements include allowance for accounts receivable, recoverability, useful lives of long-lived assets, intangible assets and income taxes related to realization of deferred tax assets and uncertain tax position. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(c)	Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. Subsidiaries are all entities over which the Company has controlled. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transactions provide evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

(d)	Cash

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

(e)	Accounts receivable, net

Accounts receivable is recognized initially at the original invoice amount and subsequently measured at amortized cost, net of an allowance for expected credit losses. The Company typically provides credit terms of up to 360 days to customers with sound creditworthiness.

The adequacy of the allowance for credit losses is assessed based on a combination of specific individual customer account analysis and historical collection experience. The Company recognizes a provision for expected credit losses when there is evidence indicating a potential inability to collect the due amounts. This allowance reflects management's best estimate of specific losses on individual exposures, as well as a general provision based on historical collection trends.

Actual collections may differ from these estimates due to variations in the assessment of creditworthiness and changes in the economic environment. Balances of delinquent accounts are written off against the allowance for credit losses when management determines that collection is no longer probable.

(f)	Inventories

Inventories are stated at the lower of cost or market value. Costs include the cost of raw materials, freight, direct labor and related production overhead. The cost of inventories is calculated using the weighted average method. Any excess of the cost over the net realizable value of each item of inventories is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

(g)	Deferred offering cost

Deferred Offering cost represents the incremental costs incurred for the Company’s initial public offering (“IPO”). These costs are deferred and will be deducted from the proceeds of the IPO upon the completion of the IPO. Deferred IPO costs primarily include professional fees related to the IPO. As of October 31, 2024 and April 30, 2025, the deferred IPO costs were $986,206 and $1,058,003, respectively.

(h)	Property and equipment, net

Property and equipment are stated at cost. The straight-line depreciation method is used to compute depreciation over the estimated useful lives of the assets, as follows:

Items	Useful life
Office equipment	3 ~5years
Machinery and equipment	10 years
Electronic equipment	3 years
Vehicle	10 years
Leasehold improvement	1~3years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the statement of income in other income and expenses.

(i)	Intangible assets, net

Intangible assets are copyright developed by the Company, which are recorded at cost less accumulated amortization. Intangible assets are amortized using the straight-line method with the estiated 10-year useful lives.

(j)	Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value. There were no indicators of impairment of these assets as of October 31, 2024 and April 30, 2025.

(k)	Accounts and other payables

Accounts and other payables represent liabilities for goods, accrued payroll and other operating related services provided to the Company prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

(l)	Leases

The Company adopted Accounting Standards Update (“ASU”) 2016-02. For all leases that were entered into prior to the effective date of ASC 842, we elected to apply the package of practical expedients. Based on this guidance we will not reassess the following: (1) whether any expired or existing contracts are or contain leases; (2) the lease classification for any expired or existing leases; and (3) initial direct costs for any existing leases. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current portion of obligations under operating leases, and obligations under operating leases, non-current on the Company’s consolidated balance sheets. Finance leases are included in property and equipment, net, current portion of obligations under capital leases, and obligations under capital leases, non-current on the Company’s consolidated balance sheets.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date, adjusted by the deferred rent liabilities at the adoption date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and initial direct costs incurred. The Company’s terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term.

As of April 30, 2025 and October 31, 2024, there were $117,526 and $86,441 in operating lease ROU asset and $103,966 and $47,895 in operating lease liability based on the present value of the future minimum rental payments of leases, respectively. The amortization of right-of-use-assets were $26,092 and $90,317 for the six months ended April 30, 2025 and 2024, respectively. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets as of April 30, 2025 and October 31, 2024, respectively.

(m)	Borrowings

Borrowings comprise short-term loans and long-term loans. Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds net of transaction costs and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

(n)	Statutory Reserves

The Company’s subsidiaries established in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with the laws applicable to the foreign invested enterprises established in the PRC, the Company’s subsidiaries registered as wholly foreign owned enterprises have to make appropriations from their after-tax profits (as determined under generally accepted accounting principles in the PRC (“PRC GAAP”)) to non-distributable reserve funds including general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the Company.

In addition, in accordance with the PRC Company Law, the Company’s subsidiaries, registered as Chinese domestic companies, must make appropriations from their after-tax profits as determined under the PRC GAAP to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the Company. Appropriation to the discretionary surplus fund is made at the discretion of the Company.

The general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund are restricted for use. They may only be applied to offset losses or increase the registered capital of the respective entity. The staff bonus and welfare fund are liability in nature and is restricted for payment of special bonuses to employees and for the collective welfare of employees. None of these reserves is allowed to be transferred to the Company by way of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the six months ended April 30, 2025 and 2024, appropriation of nil and nil was made to the statutory surplus fund by the Company’s subsidiaries, respectively.

(o)	Revenue recognition

The Company adopted ASC 606 “Revenue Recognition.” It recognizes revenue when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. The Company recognizes revenue based on the consideration specified in the applicable agreement.

Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

Generally, revenues are recognized when the Company has negotiated the terms of the transaction, which includes determining either the overall price, or price for each performance obligation in the form of a service or a product, the service or product has been delivered to the customer, no obligation is outstanding regarding that service or product, and the Company is reasonably assured that funds have been or will be collected from the customer.

The Company generates revenue from production and sales of personalized goods including domestic sales and oversea sales. The Company typically receives purchase orders from its customers which will set forth the terms and conditions including the transaction price, products to be delivered, terms of delivery, and terms of payment. The terms serve as the basis of the performance obligations that the Company must fulfill in order to recognize revenue.

The Company’s contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there is no other identifiable promises in the contracts for both domestic and oversea sales.

obligation is fulfilled upon customers’ receipt and acceptance of the products for domestic sales (evidenced through delivery tickets with customers’ signatures), which is considered at point in time. For overseas customers, where the FOB (Free on Board) terms are applied, the insurance and freight costs borne bythe buyer. The company recognizes revenue upon the bill of lading date, which is considered at point in time. Revenue is reported net of all value added taxes (“VAT”). For domestic customers, the Company usually grants credit to customers with good credit standing with a maximum of 360 days and for oversea customers, 30%-70% payment is due upon receiving the booking confirmation or signing the contract. The Company offers customer warranty of 30 days for defective products that are beyond contemplated defective rate mutually agreed in contract with customers normally. The Company analyzed historical refund claims for defective products and concluded that they have been immaterial.

Contract Assets and Liabilities

Payment terms are established on the Company’s pre-established credit requirements based upon an evaluation of customers’ credit quality. Contract assets are recognized for in related accounts receivable. Contract liabilities are recognized for contracts where payment has been received in advance of delivery. The contract liability balance can vary significantly depending on the timing when an order is placed and when shipment or delivery occurs. As of October 31, 2024 and April 30, 2025, other than accounts receivable and advances from customers, the Company had no other material contract assets recorded on its consolidated balance sheet. The balance of contract liability as of October 31 and April 30, 2024 and 2025 are disclosed in Note 11. Costs of fulfilling customers’ purchase orders, such as shipping, handling and delivery, which occur prior to the transfer of control, are recognized in selling, general and administrative expense when incurred.

(p)	Cost of revenue

Cost of revenue consists primarily of cost of materials, direct labor cost, depreciation and maintenance costs for equipment, rental expense and other related manufacturing expenses that are directly attributable to the Company’s principal operations.

(q)	Research and development expenses

The Company expense all internal research costs as incurred, which primarily comprise employee costs, materials costs and the expenses related to the research and development activities. For the six months ended April 30, 2025 and 2024, total research and development expenses were approximately $458,025 and $298,381, respectively, which were recorded in research and development expenses in the consolidated statement of income and comprehensive income.

(r)	Sales and marketing expenses

Sales and marketing expenses consist primarily of logistics costs, staff costs, promotion expense and other related incidental expenses that are incurred to conduct the Company’s sales and marketing activities.

(s)	General and administrative expenses

General and administrative expenses consist primarily of salaries, and those not specifically dedicated to research and development or sales and marketing activities, depreciation of property and equipment, amortization of operating leasing assets, legal and professional services fees, rental and other general corporate related expenses.

(t)	Taxation

Income tax

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the fiscal year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not believe that there were any uncertain tax positions at April 30, 2025 and October 31, 2024.

Value added taxes

The Company’s PRC subsidiaries are subject to value added tax (“VAT”). Revenue from sales of transaction is generally subject to VAT at the rate of 13% and subsequently paid to PRC tax authorities after netting input VAT on purchase of materials and service received. The excess of output VAT over input VAT is reflected in accrued expenses and other payables, and the excess of input VAT is reflected in Prepayments and other current assets in the Consolidated Balance Sheets.

(u)	Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common shares outstanding for the period. Diluted presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. There were no diluted shares for the six months ended April 30, 2025 and 2024.

(v)	Comprehensive income

Comprehensive income is defined to include all changes in equity of the Company during a period arising from transactions and other event and circumstances except those resulting from investments by shareholders and distributions to shareholders. For the six months ended April 30, 2025 and 2024 presented, the Company’s comprehensive income includes net income and other comprehensive income, which mainly consists of the foreign currency translation adjustment and non-controlling interests that have been excluded from the determination of net income.

(w)	Related parties

The Company follows subtopic 850-10 of the FASB ASC for the identification of related parties and disclosure of related party transactions. Pursuant to Section 850-10-20, related parties include: (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the FV option under the FV Option Subsection of Section 825–10–15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and profit-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; (e) management of the Company; (f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

(x)	Commitments and Contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among others, government investigations, shareholder lawsuits, and non-income tax matters. An accrual for a loss contingency is recognized when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed.

(y)	Foreign Currency Translation

The Company's principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. Our financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in statement of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

The value of RMB against US$ and other currencies may fluctuate and is affected by, among other things, changes in the PRC's political and economic conditions. Any significant revaluation of RMB may materially affect the Company's financial condition in terms of US$ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

As of
	April 30, 2025	October 31, 2024
Period end RMB:US $l exchange rate	US$1=RMB 7.2014	US$1=RMB 7.1250

Six months end average RMB:US $l exchange rate	US$1=RMB 7.1825	US$1=RMB 7.1126

(z)	Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

As of April 30, 2025 and October 31, 2024, the carrying values of cash, accounts receivable, net, other current assets accounts payable, short-term loans and other payables approximated their fair values reported in the consolidated balance sheets due to the short term nature of these instruments.

(aa)	Credit Risk

Financial instruments that potentially expose the Company to credit risk consist primarily of cash and cash equivalent and accounts receivable. The Company places its cash and cash equivalents with financial institutions with high credit ratings and quality.

A majority of the Company's expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries' assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China ("PBOC"). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

As of October 31, 2024 and April 30, 2025, $176,236 and $186,007 of the Company's cash and cash equivalents and certificates of deposit were on deposit at financial institutions in the PRC with upper limited RMB 500,000 insurance to cover bank deposits in the event of bank failure. To limit exposure to credit risk relating to deposits, the Company primarily places cash and cash equivalent deposits with large financial institutions in China which management believes are of high credit quality and management also continually monitors the financial institutions’ credit worthiness.

The Company conducts credit evaluations of our customers and generally does not require collateral or other security. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific third-party customers and related parties. Account receivables as of October 31 and April 30, 2024 and 2025 are disclosed in Note 3 of this consolidation financial statements.

(ab)	Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant expenses. The amendments will require public entities to disclose significant segment expenses that are regularly provided to the chief operating decision maker and included within segment profit and loss. The amendments were effective for the Company's annual periods beginning June 1, 2024, and interim periods beginning June 1, 2025 and have been applied retrospectively to all prior periods presented in the financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for the Company's annual periods beginning June 1, 2025, with early adoption permitted, and should be applied either prospectively or retrospectively. The Company is currently evaluating the ASU to determine its impact on the Company's disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires disclosure about the types of costs and expenses included in certain expense captions presented on the income statement. The new disclosure requirements are effective for the Company's annual periods beginning June 1, 2027, and interim periods beginning June 1, 2028, with early adoption permitted, and may be applied either prospectively or retrospectively. The Company is currently evaluating the ASU to determine its impact on the Company's disclosures.

In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update.

3.	Accounts receivable, net

Accounts receivable consisted of the following：

	April 30, 2025	October 31, 2024
Accounts receivable	$6,132,027	$6,206,171
Less: Expected credit loss	(120,277)	(17,179)
Accounts receivable, net	$6,011,750	$6,188,992

The movement in the expected credit loss accounts are as follows:

	April 30, 2025	October 31, 2024
Beginning balance	$17,179	$143
Additions	119,132	17,064
Reversal	(15,579)	-
Translation adjustments	(455)	(28)
Expected credit loss	$120,277	$17,179

The Company’s credit policy typically requires payment within 180 to 360 days, and payments on the vast majority of its sales have been collected within 360 days.

The additions of expected credit loss was $119,132 and the reversal was $15,579 for the six months ended April 30, 2025 and the expected credit loss was $17,064 as of October 31, 2024.

4.	Inventories

Inventories consisted of the following:

	April 30, 2025	October 31, 2024
Raw material	$1,556,842	$1,568,246
Finished goods	1,971,495	1,065,369
Total inventories	$3,528,337	$2,633,615

The allowance for obsolete and expired inventories were nil and nil for the six months ended April 30, 2025 and 2024, respectively.

5.	Prepayments and other current assets

Other receivable and other current assets consisted of the following:

	April 30, 2025	October 31, 2024
Deposit	$24,018	$26,935
Warranty	4,574	13,087
VAT deductibles	254,022	140,944
Export tax rebate receivable	31,295	75,639
Cash advanced to employees	390,296	51,343
Advances to suppliers	6,089,427	7,144,369
Others	32,362	—
Total prepayments and other current assets	$6,825,994	$7,452,317

6.	Property and equipment, net

Property and equipment, net consists of the following:

	April 30, 2025	October 31, 2024
Office equipment	$79,637	$21,541
Electronic Equipment	66,288	42,170
Machinery	86,286	97,852
Vehicle	44,215	44,689
Leasehold improvement	-	18,895
Total original costs	276,426	225,147
Less: accumulated depreciation	(155,641)	(106,022)
Property and equipment, net	$120,785	$119,125

For the six months ended April 30, 2025 and 2024, the Company purchased new property and equipment of $53,810 and $9,027, respectively.

Depreciation expense recognized for the six months ended April 30, 2025 and 2024 was $50,879 and $14,133 respectively.

7.	Intangible assets, net

	April 30, 2025	October 31, 2024
Capitalized copyrights, cost	$10,084	$10,193
Less: accumulated amortization	(3,234)	(2,760)
Intangible assets, net	$6,850	$7,433

Capitalized copyrights represent software that is developed or purchased by an entity that will be sold, leased, or marketed as a stand-alone product as well as a software that will be sold as part of another product or process. All costs of developing software prior to establishing its technological feasibility are research and development costs and are expensed as incurred. Technological feasibility is achieved when an entity has completed all planning, designing, coding, and testing activities necessary to establish that the software product can be produced to meet its design specifications, including functions, features, and technical performance requirements. As described in ASC 985-20-25-1, this can be achieved through the use of either (1) a detailed program design, or (2) the combination of a product design and working model, which have been confirmed for completeness by testing. Costs of developing software after establishing technological feasibility are recorded capitalized software.

The capitalized costs of developing software that will be sold, leased, or marketed are amortized separately for each software product. An entity amortized the capitalized costs of the software when the product first became available for general release to customers.

For the six months ended April 30, 2025 and 2024, the Company amortized $506 and $511, respectively.

The estimated amortization expense for these intangible assets in the next five years and thereafter is as follows:

Period ending April 30, 2025:	Amount
2026	$1,008
2027	1,008
2028	1,008
2029	1,008
2030	1,008
Thereafter	1,810
Total:	$6,850

Period ending October 31, 2024:	Amount
2025	$1,021
2026	1,021
2027	1,021
2028	1,021
2029	1,021
Thereafter	2,328
Total:	$7,433

8.	Leases

The Company leases factories under non-cancellable operating leases, with terms ranging from three to five years. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. Lease expense for lease payment is recognized on a straight-line basis over the lease term.

The Company determines whether a contract is or contains a lease at inception of the contract and whether that lease meets the classification criteria of a finance or operating lease. When available, the Company uses the rate implicit in the lease to discount lease payments to present value. Therefore, the Company discount lease payments based on an estimate of its incremental borrowing rate. As of April 30, 2025 and October 31, 2024, the operating lease’s weighted average remaining lease term was 0.63 years and 0.97 years, respectively. As of April 30, 2025 and October 31, 2024, and weighted average discount rate was 4.23% and 4.13%, respectively. The rental expense for the six months ended April 30, 2025 and 2024 was $105,307 and $90,317, respectively.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Supplemental balance sheet information related to operating lease was as follows:

	April 30, 2025	October 31, 2024

Right-of-use assets	$117,526	$86,441

Operating lease liabilities - current	$97,190	$47,895
Operating lease liabilities - non-current	$6,776	$-
Total operating lease liabilities	$103,966	$47,895

The following is a schedule, by fiscal years, of maturities of lease liabilities as of April 30, 2025:

2025
Total lease payments	105,307
Less: imputed interest	1,341
Present value of lease liabilities	$103,966

The following is a schedule, by fiscal year, of maturities of lease liabilities as of October 31, 2024:

2024	$
Total lease payments		49,583
Less: imputed interest		1,688
Present value of lease liabilities		$47,895

9.	Short-term loans

Short-term loans represent amounts due to various banks normally due within one year. The principal of the loans is due at maturity. Accrued interest is due either monthly or quarterly.

Short-term loans consist of the following:

	April 30, 2025	October 31, 2024
Zhejiang Yiwu Rural Commercial Bank	$840,114	$849,123
Ning Bo Bank	1,221,985	1,235,087
China Merchants Bank	-	589,474
Zhejiang Mingtai Commercial Bank	111,090	112,281
Total short-term loans	2,173,189	2,785,965

In July, August and September 2024, the Company entered into four short-term loans agreements with Ningbo Bank with a loan period of twelve months. One loan of RMB 7,000,000 (approximately $972 thousands) pledged by the personal assets of Xuefen Zhang, Chairman and shareholder of MaxsMaking and Mr. Xiaozhong Lin, CEO of MaxsMaking, bears a fixed interest rate of 4% per annum, and will mature in July, August and September 2025. The other loan of RMB 1,800,000 (approximately $249 thousands) pledged by the personal assets of Xuefen Zhang and Xiaozhong Lin bears a fixed interest rate of 4% per annum and will mature in September 2025.

On July 31, 2024, the Company entered into a short-term loan agreement with Zhejiang Mingtai Commercial Bank with a loan period of twelve months. The loan of RMB800,000 (approximately $111 thousands) bears a fixed interest rate of 8.7% per annum and will mature in July 2025.

In December 2024, the Company entered into a short-term loans agreement with Zhejiang Yiwu Rural Commercial Bank with a loan period of twelve months. The loan of RMB 6,050,000 (approximately $840 thousands) bears a fixed interest rate of 5% per annum and will mature in December 2025.

10.	Accounts payable

Accounts payable consists of the following:

	April 30, 2025	October 31, 2024
Account payable to material suppliers	$2,207,775	$1,909,791
Account payable to other suppliers	225,237	217,832
Accounts payable	$2,433,012	$2,127,623

11.	Contract liability

The movement in the contract liability accounts are as follows:

	April 30, 2025	October 31, 2024
Beginning balance	$512,859	$822,121
Additions	458,705	1,823,429
Transfer to revenue	(506,842)	(1,786,236)
Refund	-	(353,109)
Exchange (loss)/gain	(5,314)	6,654
Total	$459,408	$512,859

12.	Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	April 30, 2025	October 31, 2024
Salary and welfare payable	$58,115	$46,080
Other tax payable	-	39,976
Equity transfer payment	759,058	767,197
Other payables and accrued liabilities	115,296	13,996
Total	$932,469	$867,249

On September 10, 2021, Haodingduo Shanghai entered into a share purchase agreement with the former sole shareholder of Zhumadian (the “Former Shareholder”) (collectively, the “Parties”) for the purchase of 95% of the total equity interest of Zhumadian (the “Acquisition”) for a consideration of RMB 1. On October 25, 2021, the Parties entered into a supplementary agreement (“Supplementary Agreement 1”) with the Former Shareholder in which the purchase consideration was revised to RMB 5,466,280 (approximately $856,000). The Parties have further agreed in Supplementary Agreement 1 that the consideration will be paid within 3 years from the date of Supplementary Agreement 1. On October 15, 2024, the Parties had further entered another supplementary agreement (“Supplementary Agreement 2”) to extend the repayment period by an additional 2 years from the date of Supplementary Agreement 2. The carrying amount of the unpaid consideration as of April 30, 2025 and October 31, 2024 for the Acquisition is presented as “Equity transfer payment” in the table above.

Other payables and accrued liabilities consist of mainly employees out-of-pocket expenses and employees advances approximately $90,000 for business related expenses.

13.	Taxes

(a) Corporation income tax

The Company is subject to income taxes on an entity basis on income arising in or derived from the tax jurisdiction in which each entity is domiciled.

BVI

MaxsMaking Inc. is incorporated in BVI as an offshore holding company and is not subject to tax on income or capital gain under the laws of BVI. Additionally, upon payments of dividends by the Company or its subsidiaries to their shareholders, no withholding tax will be imposed.

Hong Kong

MaxsMaking Holding Limited is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from 2022. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. Under Hong Kong tax laws, MaxsMaking Holding Limited is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends. For the six months ended April 30, 2025 and 2024, the Company provided provision of income tax expenses of nil against MaxsMaking Holding Limited.

PRC

The Company’s operating subsidiary is incorporated in the PRC and is subject to PRC income tax, which is computed according to the relevant laws regulations in the PRC. Under the Corporation Income Tax Law of PRC, current corporation income tax rate of 25% is applicable to all companies, including both domestic and foreign-invested companies.

In accordance with the implementation rules of Enterprise Income Tax Laws of the PRC (the “EIT Laws”), a qualified “High and New Technology Enterprise” (“HNTE”) is eligible for a preferential tax rate of 15%. The HNTE certificate is effective for a period of three years. An entity could re-apply for the HNTE certificate when the prior certificate expires. The Company’s subsidiaries, Supreme Technology, Zhejiang Alliance and Shanghai Lvzao, are qualified as HNTE in 2019, 2021 and 2021, respectively.

In addition, in accordance with Announcement on Corporate Income Tax Policies for Promoting High-quality Development of Integrated Circuit Industry and Software Industry, promulgated on December 11, 2020 and effective on January 1, 2020, an entity recognized as the “Software Enterprise” will be exempted from corporate income tax for the first two years after making profits and will be subject to corporate income tax at a tax rate of 12.5% (half of the statutory corporate income tax rate of 25%) for the third to fifth years. The Company’s subsidiary, Shanghai Lvzao, was recognized as the “Software Enterprise” from May 30, 2022 to May 29, 2023 and from May 30, 2023 to May 29, 2024, and started making profits from January 2023, and thus was exempted from corporate income tax in the year of 2023 and 2024, and will be subject to corporate income tax at the rate of 12.5% from the year of 2025 to 2027.

Per the consolidated statements of income and comprehensive income, the income tax expenses for the Company can be reconciled to the income before income taxes for the six months ended April 30, 2025 and 2024 as follows:

	For the Six Months Ended April 30,
	2025	2024
	USD	USD
Income before income taxes	174,800	1,008,868
PRC statutory tax rate	25%	25%
Income tax computed at PRC statutory tax rate	79,906	309,987
Preferential tax treatments	83,752	275,100
Non-deductible expense	3,781	611
Additional deduction for research and development expenses	-	(9,208)
Tax-exempted income	(304)	(1,284)
Total	(370)	25,006

	For the Six Months Ended April 30,
	2025	2024
	USD	USD
Current income tax expense	19,812	27,131
Deferred income tax expense	(20,182)	(2,125)
Total	(370)	25,006

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of April 30, 2025 and October 31, 2024 are as follows:

	April 30, 2025	October 31, 2024
Deferred tax assets
Expected credit loss	$21,266	$1,149
Net operating loss carry-forward	23,141	23,389
Total	$44,407	$24,538

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income, projections for future taxable income over the periods in which the deferred tax assets are deductible, the company will realize the benefits of those deductible differences as of April 30, 2025 and October 31, 2024.

14.	Long-term loans

	April 30, 2025	October 31, 2024
Loans from third parties	$334,685	$662,160
Loan from bank	1,505,957	1,396,491
Total	$1,840,642	$2,058,651

The Company entered into several loan agreements with third parties without any fixed term or interest to support daily operation of the Company.

In December 2023, the Company entered into one long-term loan agreement with Zhejiang Yiwu Rural Commercial Bank with a loan period of 36 months. The loan of RMB9,950,000 (approximately $1,382 thousands) bears a fixed interest rate of 3.6% per annum and will mature in December 2026.

In October 2024, the Company entered into one long-term loan agreement with China Construction Bank with a loan period of 36 months. The loan of RMB895,000 (approximately $123 thousands) bears a fixed interest rate of 3.9% per annum and will mature in December 2027.

15.	Related party transactions

(a) Amount due from related parties

As of April 30, 2025 and October 31, 2024, amount due from related parties consisted of the following:

	April 30, 2025	October 31, 2024
Xiaozhong Lin(1)	5,554	-
Total	$5,554	$-

(1)	Xiaozhong Lin, Chairman and CEO of the Company. The balance represents temporary advances to employee for business purpose.

(b) Amount due to related parties

As of April 30, 2025 and October 31, 2024, amount due to related parties consisted of the following:

	April 30, 2025	October 31, 2024
Xiaozhong Lin(1)	$102,188	$79,301
Xuefen Zhang(2)	635,000	70,456
Total	$737,188	$149,757

(1)	Xiaozhong Lin, Chairman and CEO of the Company

(2)	Xuefen Zhang, director and Chief Operating Officer of the Company.

As of April 30, 2025 and October 31, 2024, Xiaozhong Lin and Xuefen Zhang provided loans in the aggregate amounts of $737,188 and $149,757 to the Company, as unsecured, interest-free and due-on-demand advances for working capital purposes.

16.	Equity

Ordinary shares

MaxsMaking is authorized to issue an unlimited number of shares, divided into unlimited number of A shares with a par value of US $0.01 each, of which 7,575,000 shares were issued, and up to a maximum of 7,425,000 B shares with a par value of $0.01 each, of which 7,425,000 shares were issued.

17.	Commitments and contingencies

The Company and its wholly-owned subsidiaries may be involved in certain legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company and its wholly-owned subsidiaries determine whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Company and its wholly-owned subsidiaries do not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity.

18.	Subsequent events

The Company has assessed all subsequent events from April 30, 2025 up through October 31, 2025, which is the date that these consolidated financial statements are available to be issued. No subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements

On July 8, 2025, the Company offered 1,625,000 A Shares at an initial public offering price of $4.00 per share, which generated gross proceeds of $6,500,000 before deducting underwriting discounts and offering expenses. The Company granted the underwriters an option, exercisable within 45 days of issuance date, to purchase up to an additional 243,750 A Shares at the public offering price less underwriting discounts and commissions for the purpose of covering over-allotments.